UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of March 2014

001-36345
(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

8 Shaul Hamelech Blvd.

Amot Hamishpat Bldg.

Tel Aviv, Israel 64733

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 12 2014, Galmed Pharmaceuticals Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Maxim Group LLC, as representative of the underwriters listed on Schedule A to the Underwriting Agreement, pursuant to which the Company has agreed to sell an aggregate of 2,837,400 of the Company’s ordinary shares, NIS 0.01 nominal par value per share (“Ordinary Shares”), including an additional 425,610 Ordinary Shares issuable as a result of the underwriters’ exercise of an option to purchase additional Ordinary Shares to cover over-allotments (collectively, the “Shares”). The offering is expected to close on or about March 18, 2014, subject to the satisfaction of customary closing conditions. The Shares will be issued pursuant to the Company’s Registration Statement on Form F-1, as amended (File No. 333-193792).

The foregoing description is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached hereto as Exhibit 1.1 and is incorporated herein by reference.

Also on March 12, 2014, the Company issued a press release announcing the pricing of the initial public offering of the Shares. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

1.1	Underwriting Agreement, dated March 12, 2014, by and among Galmed Pharmaceuticals Ltd. and the underwriters named therein

99.1	Press Release, dated March 12, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: March 13, 2014	By:	/s/ Allen Baharaff
Allen Baharaff Chief Executive Officer